Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statements (No. 333-91458) on Form S-8 of CoBiz  Financial, Inc. of our report dated June 29, 2011, with respect to the statement of net assets available for benefits — modified cash basis of CoBiz Employees 401(k) Plan as of December 31, 2010, the related statement of changes in net assets available for benefits — modified cash basis for the year then ended, and the related supplemental schedules of Schedule H, line 4a — schedule of delinquent participant contributions and Schedule H, line 4i — schedule of assets (held at end of year), which reports appear in the December 31, 2010 Annual Report on Form 11-K of the CoBiz Employees 401(k) Plan.

/s/ Ehrhardt Keefe Steiner & Hottman, PC

Denver, Colorado
June 29, 2011